February 13, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People's Republic of China

       Re: Sharing Economy International Inc.
           Amendment No. 1 to Form 8-K filed February 10, 2020
           File No. 001-34591

Dear Mr. Wu:

       We have reviewed your amended filing and response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Our reference to a prior comment is to a comment in our letter dated
January 8, 2020.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Form 8-K filed February 10, 2020

Pro Forma Condensed Combined Financial Information
Note 3 - Pro Forma Adjustments, page F-4

1. We note your response to prior comment 2 and the revisions made to the Pro Forma
      Condensed Combined Financial Information. Please clarify how you are calculating the non-controlling shareholders interest. We refer you to ASC 805-20-30-1. In addition, expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired from Sharing Economy International (SEI). Also, for each class of intangibles acquired, disclose the related amortization period. We refer you to ASC
      805-40-30-2, including Example 1 in paragraph 55-2. In this regard, we noted that you have not presented effects of the acquiring SEI.
 Jianhua Wu
FirstName LastNameJianhua Wu
Sharing Economy International Inc.
Comapany NameSharing Economy International Inc.
February 13, 2020
Page 2
February 13, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Thomas E. Puzzo, Esq.